Exhibit 3.2

CORRECTED

CERTIFICATE OF AMENDMENT

TO

CERTIFICATE OF INCORPORATION

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Florida Gaming Corporation, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, pursuant to Section 103(f) of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

A. That a Certificate of Amendment of Certificate of Incorporation amending Section 1 of Article IV of the Corporation’s Second Restated Certificate of Incorporation was duly executed and filed in the Office of the Secretary of State of Delaware on December 31, 2002.

B. That the Certificate of Amendment was inaccurate because it failed to provide for an effective date subsequent to the filing date.

C. That the entire Certificate of Amendment in its corrected form reads as follows:

CERTIFICATE OF AMENDMENT

TO

CERTIFICATE OF INCORPORATION

*************

FIRST.  That at meeting of the Board of Directors of Florida Gaming Corporation resolutions were duly adopted setting forth the following proposed amendments to the Certificate of Incorporation of said corporation, declaring said amendments to be advisable, and providing that said amendments be presented for consideration by the corporation’s stockholders at the 2002 annual meeting of stockholders of the corporation. The resolutions setting forth the proposed amendments are as follows:

RESOLVED, that it is deemed to be in the best interest of the Corporation that Section 1 of Article IV of the Corporation’s Second Restated Certificate of Incorporation be amended to read in its entirety as follows:

The Corporation shall be authorized to issue (A) Seven Million Five Hundred Thousand (7,500,000) shares of Common Stock, having a par value of Twenty Cents ($.20) per share, (B) Five Hundred Thousand (500,000) shares of Convertible Preferred Stock, having a par value of Ten Cents ($.10) per share, (C) One Million Two Hundred Thousand (1,200,000) shares of Class A Convertible Preferred Stock, having a par value of Ten Cents ($.10) per share, and (D) Five Hundred Thousand (500,000) shares of Preferred Stock, having a par value of Ten Cents ($.10) per share, in one or more series, and that in relation thereto, the Board of Directors is authorized to establish by resolution, the number of shares to be included in each such series, and to fix the designations, powers, preferences, and rights of the shares of each such series, and any qualifications, limitations or restrictions thereof, provided that no such shares of Preferred Stock shall have powers, preferences or special rights that adversely affect the holders of the Class A Convertible Preferred Stock.

Each share of Common Stock issued and outstanding as of the close of business on the date (the “Effective Date”) of the filing of this Amendment to the Certificate of Incorporation with the Secretary of State of Delaware (the “Pre-Split Common Stock”) shall automatically and without further act be converted into one-half of one share of fully paid and non-assessable shares of Common Stock, $.20 par value, of the Corporation (the “Post-Split Common Stock”) and the Corporation shall issue one share of Post-Split Common Stock for each two shares of Pre-Split Common Stock issued and outstanding on the Effective Date, and shall pay cash in lieu of any fraction of a share of Post-Split Common Stock which any stockholder would otherwise be entitled to receive, in an amount equal to the product of such fraction multiplied by two times the closing sale price of the Pre-Split Common Stock on the OTC Bulletin Board on the Effective Date, or in the event the Common Stock is not traded on the Effective Date, on the last date preceding the Effective Date on which the Common Stock is traded on the OTC Bulletin Board. Each certificate that prior to the Effective Date represented shares of Pre-Split Common Stock shall thereafter represent only the right to receive the number of whole shares of Post-Split Common Stock into which the shares of Pre-Split Common Stock were converted and cash in lieu of any fractional share of Post-Split Common Stock to which the holder of such certificate would be entitled; provided, however, that each holder of record of a stock certificate or certificates that represented shares of Pre-Split Common Stock shall receive, upon surrender to the Corporation of each such certificate or certificates, a new certificate or certificates evidencing and representing the number of whole shares of Post-Split Common Stock to which such stockholder is entitled and cash in lieu of any fractional share of Post-Split Common Stock to which such stockholder would be entitled. The Corporation shall not pay interest on any cash payment owed to any stockholder entitled to receive a cash payment in lieu of a fractional share.

SECOND. That thereafter, the necessary number of shares required by statute were voted in favor of said amendments at the 2002 Annual Meeting of the stockholders of said corporation duly called and held on December 27, 2002 upon notice given in accordance with Section 222 of the General Corporation Law of the State of Delaware.

THIRD. That said amendments were duly adopted in accordance with the provisions of Section 242 of the General Corporation

Law of the State of Delaware.

FOURTH. That said amendments shall not become effective until January 27, 2003.

IN WITNESS WHEREOF, said Florida Gaming Corporation has caused this corrected certificate to be signed by W. Bennett Collett, its Chairman of the Board and Chief Executive Officer, this 10th day of January 2003.

Florida Gaming Corporation

By:	/s/ W. Bennett Collett
W. Bennett Collett
Chairman and Chief
Executive Officer